MUSTWATCH LLC
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Cash flows from operating activities:		
Net loss	$ (379)	$ (728)
Changes in operating assets and liabilities:		
Net cash used in operating activities	(379)	(728)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from relayed party loan	379	728
Net cash provided by financing activities	379	728
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -